UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number: 001-40876

IHS Holding Limited

(Exact Name of Registrant as Specified in Its Charter)

1 Cathedral Piazza

123 Victoria Street

London SW1E 5BP

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On or about May 21, 2024, IHS Holding Limited (the “Company”) distributed or made available to shareholders a Notice of Annual General Meeting of Shareholders and Proxy Statement (the “Notice and Proxy Statement”) for the Company’s 2024 annual general meeting of shareholders to be held on June 28, 2024. The Notice and Proxy Statement, the form of proxy to be solicited by the Company, and the Notice of Internet Availability of Proxy Materials are furnished as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively, hereto.

Exhibit No.	Description

99.1	Notice of Annual General Meeting of Shareholders and Proxy Statement

99.2	Form of Proxy Card

99.3	Form of Notice of Internet Availability of Proxy Materials

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IHS Holding Limited

Date: May 21, 2024	By:	/s/ Steve Howden
Steve Howden
Executive Vice President and Chief Financial Officer